Mail Stop 4561

								January 27, 2006

By U.S. Mail and Facsimile to (703) 820-2005

C.W. Gilluly, Ed.D.
Chief Financial Officer
Amasys Corporation
625 N. Washington Street, Suite 301
Alexandria, Virginia  22314

Re:	Amasys Corporation
	Form 10-KSB for Fiscal Year Ended June 30, 2005
      Filed September 28, 2005
	File No. 000-21555

Dear Mr. Gilluly:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should amend your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. The Division of Investment Management has reviewed Amasys` Form 10-KSB for the period ending June 30, 2005 ("Form 10-KSB") and Amasys` Form 10-QSB for the period ending September 30, 2005 ("Form
10-QSB"). Based on its review, the Division of Investment Management believes that Amasys is an investment company and has asked us to advise you as follows.

Based on our preliminary review of Amasys` Form 10-KSB and Form
10-
QSB, we believe that Amasys may fall within the definition of an investment company under Section 3(a)(1)(A) and/or Section
3(a)(1)(C)
of the Investment Company Act of 1940 ("1940 Act").

Section 3(a)(1)(A) defines an "investment company" to include any issuer that "is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities." Section 3(a)(1)(C) defines an "investment company" as any issuer which "is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer`s total assets (exclusive of Government securities and cash items) on an unconsolidated basis."

Amasys describes its business in its Form 10-KSB as maintaining its equity interest in and note receivable from Comtex News Network, Inc.
("Comtex") and equity interest in Analex Corporation ("Analex"). Consistent with this statement, Amasys` Statement of Operations to the Form 10-KSB reports that its sole source of income in fiscal years 2005 and 2004 was derived from its securities investments. Additionally, Amasys` holdings in Comtex and Analex constitute investment securities having a value greater than 40% of its total assets (exclusive of Government securities and cash items).
Amasys
asserts that it should not be deemed to be an investment company and refers to an exemption from registration as an investment company under the 1940 Act. Amasys, however, provides no information or legal analysis supporting its claim to an exemption from registration. We therefore are unable to concur with Amasys` position that it should not be deemed to be an investment company under the 1940 Act.

Accordingly, please explain why Amasys is not required to register as an investment company under the 1940 Act (e.g., provide a complete and detailed explanation of the basis for Amasys` reliance upon any exemption or exclusion from the definition of investment company contained in Section 3(a)(1)(A) and Section 3(a)(1)(C), as appropriate); or (2) if no exemption or exclusion from the definition of investment company is available to Amasys, explain what specific remedial action you have taken or plan to take, either to cause Amasys to fall outside of that definition, or to register Amasys as an investment company.



Overview, page 2
2. Please revise to clarify if there is a cap on the amount by which the conversion price of the Comtex note will increase. You disclose that it will increase $.05 every 180 days.

Report of Independent Registered Public Accounting Firm, page F-1
3. Please revise your audit opinion to state the magnitude of the portion of the financial statements audited by the other auditor, which may be done by indicating dollar amounts or percentages of total assets, total revenue or other appropriate criteria. Refer to
AU Section 508.
4. Please revise your scope paragraph to indicate that the principal auditor`s audit and report of other auditors provide a reasonable basis for the opinion on the financial statements. Refer to AU
Section 508.

Note 2: Summary of Significant Accounting Policies
Investment in Common Stock - Related Party, page F-7
5. We note the significance to Comtex of your equity ownership and the outstanding note and the significant control you have over the operations of Comtex. Based on these facts, please revise to disclose how you considered the requirements of paragraphs 4(h) and 5 of FIN 46R in determining your accounting for your investment in Comtex.
6. Please revise to provide a roll-forward of the changes in both your equity investment in Comtex and your note receivable from Comtex that result from applying the equity method accounting.


Derivative Instruments, page F-7
7. Please revise to disclose if you used and are using an independent valuation expert to value the derivative component of the note receivable when originally measured and recognized and on an on-going basis. If you are not using such an expert, disclose who is performing the valuation and his or her qualifications.
8. Please revise to disclose the reasons for the significant fluctuations in the valuation of your derivative asset period to period, including identification of the material underlying assumptions and how they changed from period to period. Also, provide a roll-forward of the asset value between periods.

Comprehensive Income, page F-9
9. Please revise to include the disclosures required by paragraphs
18
through 20 of SFAS 130.
Fair Value of Financial Instruments, page F-9
10. We do not understand why it is not practicable to fair value of the note from Comtex. It appears the fair value may best be represented by the value of the underlying shares into which the note is convertible. Please tell us in more detail why you do not think it is practicable to fair value this note.
11. For all periods presented, please revise to disclose the number of shares into which the note is convertible, the conversion price per share and the per share of Comtex stock.
Note 6:  Earnings Per Share
12. Please revise to include the disclosure requirements of paragraph
40(c) of SFAS 128.

       Please amend your filing and respond to these comments
within
10 business days or tell us when you will provide us with a
response.
We recommend that you provide us drafts of the revised pages of your
filings prior to filing your amendment.   Please furnish a cover
letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response and amendment via EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Paul Cline
      Sr. Accountant


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C.W. Gilluly, Ed.D.
Amasys Corporation
January 27, 2006
Page 1